Exhibit 99.1

Spreadtrum Communications Declares Quarterly Cash Dividend

SHANGHAI, June 25, 2013 /PRNewswire-FirstCall/ -- Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced that its Board of Directors (the "Board") has approved its ninth quarterly cash dividend of US$0.10 per American Depositary Share or approximately US$0.0333 per Ordinary Share (each American Depositary Share represents three Ordinary Shares). The ninth quarterly dividend will be payable to holders of record of Ordinary Shares (which includes holders of American Depositary Shares) as of the close of business on July 9, 2013 and will be paid on July 24, 2013. This dividend represents a quarterly payout of approximately US$4.96 million in aggregate to Ordinary Shares. The payment of any future quarterly dividends will be at the discretion of the Board and will be dependent upon Spreadtrum's financial position, results of operations, available cash, cash flow, capital requirements and other factors deemed relevant by the Board.

About Spreadtrum Communications

Spreadtrum Communications, Inc. (NASDAQ:SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards.  Spreadtrum's solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost.  Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world.  For more information, visit www.spreadtrum.com.

CONTACT: Investor Relations, +1-650-308-8148, ir@spreadtrum.com